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                          VICTORY ENTERTAINMENT CORP.
                          1000 Universal Studios Plaza
                                  Building 22A
                             Orlando, Florida 32819



                                                                  April 6, 2001


VIA EDGAR AND TELECOPY

Division of Corporation Finance United States Securities and Exchange Commission Mail Stop 0409, 450 Fifth Street, N.W.
Washington, D.C. 20549

         RE: VICTORY ENTERTAINMENT CORP. APPLICATION FOR WITHDRAWAL OF
             REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-38794)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Victory Entertainment Corp. (the "Company"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the above referenced registration statement (the "Registration Statement"). We incorporate by reference the Form 15-15D which the Company filed on April 3, 2001 which purported to withdraw the Registration Statement as of such date, and we request that the Commission deem the Registration Statement withdrawn as of April 3, 2001. The Company applies for withdrawal of the Registration Statement on the grounds that the Company does not intend to consummate the offering contemplated therein due to prevailing market conditions. In addition, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Should the staff of the Commission have further questions regarding this application, please contact our counsel, Frank S. Ioppolo, Jr., Esq. or Kevin
K. Ross, Esq., of Greenberg Traurig, PA, at (407) 420-1000, or the undersigned at (407) 224-5360. Please provide the undersigned and the Company's counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.


Very truly yours,



/s/ Jacob "Kobi" Jaeger
---------------------------------
Kobi Jaeger President and
Chief Executive Officer